September 16, 2025

Kwok Wai BOW
Chairman of the Board and Director
Altech Digital Co., Ltd.
Units 608-61
Level 6, Core C, Cyberport 3
100 Cyberport Road, Pok Fu Lam
Hong Kong

       Re: Altech Digital Co., Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 8, 2025
           File No. 333-289757
Dear Kwok Wai BOW:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Notes to Combined Financial Statements
Organization and Business Description, page F-7

1.     We note your response to prior comment 1 and have the following comment.
Since
       you have not updated your financial statements and Altech Digital Co.,
Ltd. (   Altech
       Digital   ) was not yet formed until after the most recent balance sheet date of March
       31, 2025, a combined or consolidated financial statement presentation would be precluded. You can update the financial statements to a date subsequent to the formation of each company or provide separate financial statements of each entity listed on page F-7. The financial statements of the registrant, as a recently
 September 16, 2025
Page 2

      organized shell company, may be omitted if permitted. If the financial statements are not updated, the separate financial statements should be properly labeled, and the registration statement should transparently disclose the effects of the forthcoming reorganization, including the capitalization table and/or pro forma financial information.
General

2. Please provide an updated auditors consent to match their report date of September 8,
      2025 on page F-2.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-
3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Herman Lee, Esq.